United States securities and exchange commission logo





                              September 30, 2021

       Ruben Igielko-Herrlich
       President
       Streamline USA, Inc.
       14 Wall Street
       New York, NY 10005

                                                        Re: Streamline USA,
Inc.
                                                            Offering Statement
on Form 1-A
                                                            Filed September 2,
2021
                                                            File No. 024-11628

       Dear Mr. Igielko-Herrlich:

              We have reviewed your offering statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response. After reviewing any amendment to your offering statement and the information you provide in response to these comments, we may have additional comments.

       Offering Statement on Form 1-A

       General

   1. Please revise the offering statement throughout to ensure that all information is presented in a clear and legible
format and includes all required tables. In this regard, we note your formatting and
presentation obscures investors understanding of the required information.
                                                        Please refer to
Paragraph (c) of Part II of Form 1-A.
   2. Please revise to file all exhibits as required by Item 17 of Part III of Form 1-A. In this regard, we note that
you have not filed your charter, bylaws and auditor consent. Please refer to Item 17 of
Part III of Form 1-A and Paragraphs 2 and 11 thereto.
   3. Please revise the signature page of the offering statement to provide correct signatures.
                                                        The offering statement
must be signed by the issuer, its principal executive officer, principal financial
officer, principal accounting officer, and a majority of the company's board of directors or
other governing body. The signatures must also comply with Form
 Ruben Igielko-Herrlich
FirstName
Streamline LastNameRuben   Igielko-Herrlich
           USA, Inc.
Comapany 30,
September  NameStreamline
               2021        USA, Inc.
September
Page 2     30, 2021 Page 2
FirstName LastName
         1-A presentation requirements. Please refer to Instructions 1-3 to Signatures of Form 1-
         A.
4. Please confirm, if true, that your officers and directors primarily direct, control and coordinate the company's activities from the United States or Canada. Please refer to Rule
         251(b) of Regulation A and Question 182.03 of the Securities Act Rules Compliance and
         Disclosure Interpretations.
5. Please revise to add to the offering statement the following sections that appear to be missing:
             A Management's Discussion and Analysis of Financial Condition and Results of
             Operation section and a plan of operations as required by Item 9 of Part II of Form 1-
             A;
             A Compensation of Directors and Executive Officers section as required by Item 11 of Part II of Form 1-A; and
             A Security Ownership of Management and Certain Securityholders section and the required beneficial ownership tables as required by Item 12 of
Part II of Form 1-A.
Cover Page

6. Please revise to include the legends required by Rule 254(a) and Paragraph (a)(5) of Part
         II of Form 1-A.
7. We note that you have included certain information in footnotes to the offering statement rather than on the cover page. Please revise so that the cover page includes all required information as set forth in Item 1 of Part II of Form 1-A.
Risk Factors, page 6

8. Please revise to include risk factors as required by Item 3(b) of Part II of Form 1-A. In this regard, we note the three short sentences are unresponsive to the
Item 3(b) disclosure
         requirement.
Description of Business, page 11

9. Please revise to provide a more detailed narrative description of the company's business and operations. Please describe the business done and intended to be done by the company and the general development of the business during the past three years or such shorter period as the company may have been in business. Please refer to Item 7 of Part II of Form 1-A. In this regard, we note the included business description does not give investors a clear sense of the company's business, operations or intended plan of operations.
Use of Proceeds, page 14

10. Please revise to identify the principal purposes for which the net proceeds are intended to be used and the approximate amount intended to be used for each such purpose.
 Ruben Igielko-Herrlich
Streamline USA, Inc.
September 30, 2021
Page 3
         Additionally, please revise to describe any anticipated material changes in the use of proceeds if all of the offered securities are not sold. Please refer to Item 6 of Part II of
         Form 1-A and Instruction 3 thereto.
Directors and Executive Officers, page 15

11. Please revise to provide the information required by Item 10 of Part II of Form 1-A. In this regard, we note the disclosure provides only limited information and does not provide the detailed information required by the Item 10 disclosure requirements.
Securities Being Offered, page 25

12. Please revise to provide the information required by Item 14 of Part II of Form 1-A based upon the company's charter, bylaws and state of incorporation. In this regard, we note that your description of "common/voting/diluted" for the offered securities and their associated rights is unclear, vague and in some cases inconsistent with traditional common equity rights. Please note that we may have additional comments after reviewing your organizational documents.
        We will consider qualifying your offering statement at your request. If a participant in your offering is required to clear its compensation arrangements with FINRA, please have
FINRA advise us that it has no objections to the compensation arrangements prior to qualification.

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff. We also remind you that, following qualification of your Form 1-A, Rule 257 of Regulation A requires you to file periodic and current reports, including a Form 1-K which will be due within 120 calendar days after the end of the fiscal year covered by the report.

       Please contact Donald Field at 202-551-3680 or Dietrich King at 202-551-8071 with any questions.



FirstName LastNameRuben Igielko-Herrlich                         Sincerely,
Comapany NameStreamline USA, Inc.
                                                                 Division of
Corporation Finance
September 30, 2021 Page 3                                        Office of
Trade & Services
FirstName LastName